04013422

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 9-8-04

Act 9-7-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ITradedirect.com Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 S Federal Hwy Suite 400A
(No. and Street)

Ft Lauderdale (City) FL (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Arlt 954-660-5160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum + Company, PA
(Name – *if individual, state last, first, middle name*)

1515 N University Dr, Suite 209 (Address) Coral Springs (City) FL (State) 33071 (Zip Code)

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

AUG 2 2004

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric Arlt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1-TRADEDIRECT.COM CORP, as of 6/30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eric David Arlt

Signature

CEO

Title

Arlane G. Russell

ARLANE G. RUSSELL
NOTARY PUBLIC CHARLEVOIX CO., MI
MY COMMISSION EXPIRES Nov 22, 2008

Notary Public 8-24-04

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iTRADEDIRECT.COM CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2004

iTRADEDIRECT.COM CORPORATION

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071

iTradedirect.com Corporation
Fort Lauderdale, Florida

INDEPENDENT AUDITORS'REPORT

We have audited the balance sheet of iTradedirect.com Corporation as of June 30, 2004, and the related statements of income and accumulated deficit, cash flows and changes in stockholders equity for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on an audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of iTradedirect.com Corporation as of June 30, 2004, and the results of its operations for the year then ended, in conformity with accounting principles generally accepted in the United States of America..

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company has experienced net losses since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Baum & Company, P.A.
Coral Springs, Florida
August 24, 2004

Baum & Company PA

iTRADEDIRECT.COM CORPORATION
BALANCE SHEET
JUNE 30, 2004

ASSETS

Current Assets:	
Cash in bank	$ 421
Due from clearing firm	57,605
Total Current Assets	58,026
Property and Equipment	
Property and equipment	148,943
Less: Accumulated depreciation	(71,545)
Property and Equipment - Net	77,398
Other Assets:	
Rent Security Deposit	2,000
Clearing deposit	35,007
Total Other Assets	37,007
Total Assets	$ 172,431

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Capitalized lease payable-current portion	$ 6,262
Loan payable	6,000
Accounts payable	32,395
Accrued commissions and wages	24,169
Total Current Liabilities	68,826
Long Term Liabilities	
Capitalized lease payable-net of current portion	20,294
Total liabilities	89,120
Stockholders= Equity:	
Common stock	440
Additional paid-in capital	2,439,038
Accumulated deficit	(2,356,167)
Total Stockholders= Equity	83,311
Total Liabilities & Stockholders= Equity	$ 172,431

See accountants=report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED JUNE 30, 2004

REVENUES:	
Concessions and commissions	$ 1,135,318
Interest	958
Gain (loss) on investment account	(3,302)
Total revenues	1,132,974
EXPENSES:	
Salaries and commissions	942,141
General and administrative	273,441
Rent (Note 3)	92,137
Registration and licenses	35,354
Interest Expense	4,376
Depreciation	22,197
Total expenses	1,369,646
Net loss	(236,672)
Accumulated deficit - beginning	(2,119,495)
Accumulated deficit - ending	$ (2,356,167)

See accountants=report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

Cash provided (used) by operations:	
Net (Loss)	$(236,672)
Adjustments to reconcile net income to net cash provided:	
Depreciation	22,197
Change in operating assets and liabilities:	
Decrease in commissions receivable	
Decrease in due from clearing firm	33,725
(Decrease) in accounts payable and accrued expenses	(47,391)
(Increase) in clearing deposit	(1,872)
Net Increase provided (used) by operating activities	(230,013)
Cash flows from investment activities:	
Acquisition of fixed assets paid by parent company	(30,775)
Cash flows from financing activities:	
Proceeds from capital contributions	159,530
Expenditures paid by parent company reflected as capital contributions	98,047
Proceeds from loan payable	6,000
Reduction of capitalized lease payable	(5,414)
Cash flows from financing activities:	258,163
Net increase (decrease) in cash	(2,625)
Cash - beginning	3,046
Cash - ending	$ 421
Supplemental cash flow disclosure:	
Interest expense paid	$ 4,327
Taxes paid	$ - 0-

See accountants= report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)
Balance - June 30, 2002	440	1,854,091	(1,641,073)
Net loss			(478,422)
Additional paid in capital		-	308,000
			-
Fixed assets purchased by parent company	-	19,370	
Balance - June 30, 2003	440	2,181,461	(2,119,495)
Net loss	-	-	(236,672)
Additional paid in capital	-	159,530	-
Fixed assets purchased by parent company	-	30,775	-
Expenses paid by parent company	-	67,272	-
Balance - June 30, 2004	$ 440	$ 2,439,038	$(2,356,167)

See accountants= report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The company was organized on July 7, 1986 under the law of the State of North Carolina to operate as a broker dealer securities firm, specializing in the purchase and sale of mutual funds for investors. The company maintains its operations in the State of Florida. During 1986 the Company became a registered broker-dealer in securities under the Securities and Exchange Act of 1934. On January 12, 2001 the Company became a wholly-owned subsidiary of ITRADEnow.com, Corp. via a stock exchange on a 1 for 1 non-diluted basis.

ACCOUNTING METHOD

The books and records are maintained using the accrual method of accounting. Revenues are recognized when they are earned and expenses when they are incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation has been determined using the straight-line method over a period of five to seven years. Major additions are capitalized and expenditures for maintenance and repairs are charged against income as incurred. Depreciation expense for the year ended June 30, 2004 was $ 22,197.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DEPOSIT WITH CLEARING ORGANIZATION

In accordance with the clearing broker, a deposit of $ 35,007 inclusive of accumulated interest is being held in a interest bearing account.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and further requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Equity capital may not be withdrawn and cash dividends may not be paid if the resulting net capital ratio should exceed 15 to 1. At June 30, 2004 the Company had net capital of $ 17,191 which was $11,247 in excess of its required net capital of $ 5,944.

For purposes of net capital computation, the company added back 50% of the unpaid balance of the capitalized lease of telephone equipment pursuant to SEC Rule 15c3-1(c)(1)(viii) which was $ 13,278. The indebtedness of the lease was adequately secured by the market value of the equipment.

NOTE 3 - NET CAPITAL REQUIREMENT - continued

In addition, the net capital requirement was increased $ 944 from $ 5,000 to $ 5,944 due to the increased balance of aggregate indebtedness ($ 89,120 times 6 2/3 %).

The net capital as reported in the Company=s unaudited focus report was $ 3,956 lesser than the audited net capital. The difference was attributed to the $ 13,278 capitalized lease adjustment to net capital less $ 9,322 of audit adjustments to properly reflect accruals.

NOTE 4 - OFFICE LEASE ARRANGEMENTS

The Company entered into a lease agreement for its office facilities for a term of three years commencing November 1, 2001. The rent expense for the year ended June 30, 2004 amounted to $ 35,445. This office has been closed and its lease obligation will expire in November 2004.

The Company also paid $ 56,692 for rent for this fiscal year for its two currently operating offices leased by iTradenow.com Corporation.

The Company maintains offices in both the States of Florida and Michigan. The Company=s parent company iTradenow.com Corporation has executed in its corporate name, lease agreements for these offices and assumes full legal obligation for its rent payments. From the inception of these leases through approximately December 2003, iTradenow.com Corporation paid rent payments of $ 57,740 on these two offices. The Company has no legal or contractual obligation to reimbursement its parent company for the rent paid.

NOTE 5 - INCOME TAXES

Due to the net operating losses incurred in the current year, no provision for income taxes has been be reflected in the financial statements. Due to the uncertainty of future profits to offset against these incurred losses, no deferred tax asset will be reflected for the income benefit in future years in accordance with FASB No 109. The net operating losses of approximately $ 2,300,000 can be carried forward fifteen years from the dates incurred. The Company has determined that a 100% valuation allowance for its net operating loss is adequate.

NOTE 6 - CLEARING AGREEMENT

The Company entered into a fully disclosed correspondent agreement with National Clearing Corporation (formerly J.B Oxford) to act as it clearing agent on March 30, 1998. This agreement may be terminated by either party with sixty (60) days of written notice and is currently in force.

NOTE 7 - CAPITAL TRANSACTIONS

On March 1, 1999, the Company filed Articles of Amendment with the State of North Carolina to increase its authorized common stock and to change its voting rights of its common stock into voting and non-voting. The common stock is comprised as follows:

Common stock, class A, par value $ .001, voting; 10,000 shares authorized, issued and outstanding	$	10
Common stock, class A, par value $ .001, non-voting; 10,000,000 shares authorized, 430,250 shares issues and outstanding		430
	$	440

On January 12, 2001, the Companys= common stock was exchanged on a 1 for 1 non-diluted stock exchange with its parent..

NOTE 8 - CAPITALIZED LEASE PAYABLE

The Company has acquired in December 2002, office equipment under a lease option whereby after a period of sixty months, the equipment can be acquired for a nominal consideration. The Company has all responsibilities of ownership. The amounts payable are : $6,262 in 2005, $7,243 in 2006 and $ 8,378 in 2007 and $ 4,673 in 2008.

NOTE 9 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company=s financial position and operating results raise substantial doubt about the Company=s ability to continue as a going concern, as reflected by the net loss of $ 2,356,167 accumulated through June 30, 2004. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is actively seeking new business and its corporate parent company iTradenow.com Corporation is raising capital with a new private placement pursuant to Regulation 506 of the Securities and Exchange Commission.

NOTE 10 RELATED PARTIES

The Company in June 2003, executed an Investment Representative Agreement with its CEO and majority stockholder of iTradenow.com Corporation to perform management services and earn commissions for product sales. The payment of compensation will be subject to available cash flow and the Company assumes no obligation for future payment if cash flow is deficient. In the fiscal year ended June 30, 2004, the CEO received approximately $ 120,000 in compensation.

NOTE 11 MANAGEMENT AGREEMENT - PARENT COMPANY

The Company has an informal agreement with its Parent Company iTradenow.com Corporation to execute lease agreements for its office faciltilites and pay various office overhead expenditures incurred by the broker-dealer. The Company has no legal or contractual obligation to reimburse Itradenow.com Corporation for these costs.

NOTE 12 LEGAL AND REGULATORY MATTERS

Steven D. Frankel v. iTradedirect.com, et al., NASD Dispute Resolution Case No. 03-04154
The Claimant Steven Frankel filed an arbitration action against the Company concerning his investment account. The Claimant has asserted various charges and violations of SEC and State laws. A final hearing is scheduled for October 2004. The Company denies the alleged claims.

Kenneth & Patricia Whitcomb v. iTradedirect.com, et al.
The Claimants Kenneth & Patricia Whitcomb filed an arbitration action against the Company Their investment account. The Claimant has asserted various charges and violations of SEC regulations. No final hearing has been scheduled. The Company denies the alleged claims.

Due to the uncertainties of litigation, management and legal counsel ascertain the likelihood of an unfavorable outcome or estimate the amount or range of potential loss.

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071

iTradedirect.com Corporation
Fort Lauderdale, Florida

Auditors= Report on Internal Control

We have examined the financial statements of iTradedirect.com Corporation for the year ended June 30, 2004, and have issued our report thereon dated August 24, 2004. As part of our examination, we made a study and evaluation of the Company's systems of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verification and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives stated in Rule 17a-5(g) of the Securities and Exchange Commission. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system, control activities and their operation that we consider to be material weaknesses. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of iTradedirect.com Corporation for the year ended June 30, 2004 and this report does not affect our report thereon dated August 24, 2004.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Baum & Company, P.A.
Coral Springs, Florida
August 24, 2004

Baum & Company, PA

iTRADEDIRECT.COM CORPORATION

Internal Control Deficiencies

The following internal control deficiencies were noted during the audit and discussed with management.

1. The Company incurred broker-dealer related expenditures that were paid by its corporate parent iTradenow.com Corporation without an executed written agreement. This no longer occurred in 2004.

2. The Company=s internal control over accounts payable and accrued expenses needed to be reviewed by supervisory personnel to insure accuracy in computing net capital.

3. The Company needs to review its cash flow and working capital on a more regular basis in order to maintain its required net capital requirements.

iTRADEDIRECT.COM CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

Aggregate Indebtedness:	$89,120
Net Capital:	
Total Stockholder's Equity	$ 83,311
Add: Excludable portion of Capitalized Lease payable	13,278
Less: Disallowed Assets	(79,398)
Net Capital	17,191
Capital Requirements	5,944
Excess Net Capital	$ 11,247

Reconciliations with Company=s Computation (included in Part ll of Form X-17A-5 as of June 30, 2004)

Net capital, as reported in Company=s Part ll (unaudited) Focus report	$13,235
Net capital per audited financial statements	17,191
Net differences	$ 3,956

iTRADEDIRECT.COM CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

JUNE 30, 2004

The firm will operate pursuant to the subparagraph (k)(2)(ii) exemption from the full provisions of SEC Rule 15c3-3.